UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

741929 10 3

(CUSIP Number)

Kathleen E. Shannon

Senior Vice President and Secretary

American International Group, Inc.

70 Pine Street

New York, NY 10270

Tel. No.: (212) 770-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG GLOBAL SPORTS AND ENTERTAINMENT FUND, L.P. (I.R.S. NO. 52-2190010)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,860,004 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 7,860,004 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,860,004 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG GSEF, L.P. (I.R.S. NO. 98-0210589)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,860,004 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 7,860,004 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,860,004 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG GSEF INVESTMENTS, LTD. (I.R.S. NO. 98-0210590)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,860,004 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 7,860,004 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,860,004 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG CAPITAL PARTNERS, INC. (I.R.S. NO. 13-3856440)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,720,008 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 15,720,008 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,720,008 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG GLOBAL EMERGING MARKETS FUND, L.L.C. (I.R.S. NO. 13-3960880)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,107,916 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 7,107,916 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,107,916 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GEM PARALLEL FUND, L.P. (I.R.S. NO. 52-2159897)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 752,088 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 752,088 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,088 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG CAPITAL CORPORATION (I.R.S. NO. 60-0001373)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,720,008 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 15,720,008 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,720,008 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG GLOBAL ASSET MANAGEMENT HOLDINGS CORP. (I.R.S. NO. 13-3870953)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,720,008 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 15,720,008 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,720,008 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AMERICAN INTERNATIONAL GROUP, INC. (I.R.S. NO. 13-2592361)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,720,008 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 15,720,008 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,040,008 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) CO, HC

AMENDMENT NO. 3 TO SCHEDULE 13D

Except as otherwise provided herein, this Amendment No. 3 amends and supplements the Schedule 13D with respect to the common stock of Primus Telecommunications Group, Incorporated (the “Company”) beneficially owned by the Filers (as defined below) filed on January 10, 2003, as amended by Amendment No. 1 filed April 23, 2003 and Amendment No. 2 filed on December 8, 2003.  Except as specifically provided herein, this Amendment does not modify any of the disclosure previously reported in the initial Schedule 13D and the amendments referenced above. Capitalized terms used herein without definition have the meanings ascribed to them in the initial Schedule 13D and the amendments referenced above.

Item 1.	Security and Issuer

This Amendment No. 3 relates to the shares of common stock, par value $0.01 per share (the “Common Stock”) of Primus Telecommunications Group, Incorporated, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7901 Jones Branch Drive, Suite 900, McLean, VA 22102.

Item 2.	Identity and Background

(a) through (c) and (f):

This Amendment No. 3 is being filed on behalf of the following entities (collectively, the “Filers”):

(i)                     AIG Global Sports and Entertainment Fund, L.P., a Cayman Islands limited partnership (“AIGGSEF”), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is an investment fund engaged in the business of making proprietary investments;

(ii)      AIG GSEF, L.P., a Cayman Islands limited partnership (“AIGGSEFGP”), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is the sole general partner of AIGGSEF;

(iii)     AIG GSEF Investments, Ltd., a Cayman Islands limited company (“AIGGSEFI”), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is the sole general partner of AIGGSEFGP;

(iv)     AIG Global Emerging Markets Fund, L.L.C., a Delaware limited liability company (“AIGGEM”), having its principal office at 599 Lexington Avenue, 24th Floor, New York, NY 10022, is an investment fund engaged in the business of making proprietary investments;

(v)      GEM Parallel Fund, L.P., a Delaware limited partnership (“GEM Parallel”), having its principal office at having its principal office at 599 Lexington Avenue, 24th Floor, New York, NY 10022, is an investment fund engaged in the business of making proprietary investments;

(vi)     AIG Capital Partners, Inc., a Delaware corporation (“AIGCP”),

having its principal office at having its principal office at 599 Lexington Avenue, 24th Floor, New York, NY 10022, is the sole shareholder of AIGGSEFI, the managing member of AIGGEM and the general partner of GEM Parallel.  It is engaged in the business of originating and managing AIG’s international private equity investments in emerging markets;

(vii)    AIG Global Asset Management Holdings Corp., a Delaware corporation (“AIGGAMHC”), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of  AIGCP and is engaged in the business of organizing and managing the invested assets of institutional private equity investment funds;

(viii)  AIG Capital Corporation, a Delaware corporation (“AIGCC”), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGGAMHC and is a holding company;

(ix)     American International Group, Inc., a Delaware corporation (“AIG”), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGCC and is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad.

Starr International Company, Inc., a Panamanian corporation (“SICO”), has the sole power to vote and direct the disposition of 281,638,405 shares of common stock, par value $2.50 per share, of AIG (“AIG Shares”) and the shared power to direct the disposition of 2,200,076 AIG Shares held by Universal Foundation, Inc., a Panamanian corporation (“Universal Foundation”). C.V. Starr & Co., Inc., a Delaware corporation (“Starr”), has the shared power to vote and direct the disposition of 30,923,499 AIG Shares (18,544,278 of which are held by the C.V. Starr & Co., Inc. Trust (“Starr Trust”), of which Starr is a beneficiary). Maurice R. Greenberg, a United States citizen, has the sole power to vote and direct the disposition of 2,695,797 AIG Shares, which may be acquired pursuant to stock options previously granted by AIG to Mr. Greenberg as a then officer and director of AIG. Mr. Greenberg has shared power to vote and direct the disposition of 67,816,338 AIG Shares, 9,310,328 of which are held as a tenant in common with Mr. Greenberg’s wife, 111,004 of which are held in family trusts of which Mr. Greenberg is a trustee, 30,923,499 of which are held by Starr (18,544,278 shares of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Greenberg is a trustee), 371,507 of which are held by the Maurice R. and Corinne P. Greenberg Family Foundation, Inc., a New York not-for-profit corporation (the “Greenberg Foundation”), of which Mr. Greenberg, his wife and family members are directors and 27,100,000 of which are held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, a Florida limited liability company (the “Greenberg Joint Tenancy Company”), of which the Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc.(the “Greenberg Joint Tenancy Corporation”) is the sole and managing member. Mr. Greenberg owns 24.08% of the voting common stock of Starr directly. The Greenberg Foundation has the shared power to vote and direct the disposition of such 371,507 AIG Shares. The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of such 27,100,000 AIG Shares. Edward E. Matthews, a United States citizen, has the sole power to vote and direct the disposition of 613,345 AIG Shares, 300,220 of which are held directly by Mr. Matthews and

313,125 of which may be acquired pursuant to stock options previously granted by AIG to Mr. Matthews as a then officer and director of AIG.  Mr. Matthews has shared power to vote and direct the disposition of 18,567,578 AIG Shares, 23,300 of which are held by Mr. Matthews’ wife and 18,544,278 of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Matthews is a trustee.

The principal executive offices of SICO are located at Baarerstrasse 101, CH-6300 Zug, Switzerland and it also maintains an office at Mercury House, 101 Front Street, Hamilton HM12, Bermuda. The principal executive offices of Starr and the Greenberg Foundation are located at 399 Park Avenue, 17th Floor, New York, New York 10022. The principal executive offices of Universal Foundation are located at Mercury House, 101 Front Street, Hamilton HM 12, Bermuda. The principal executive offices of the Greenberg Joint Tenancy Company are located at 35 Ocean Reef Drive, Key Largo, Florida 33037.

The names of the directors and executive officers (“Covered Persons”) of AIGGSEFI, AIGCP, AIGGAMHC, AIGCC, AIG, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Corporation, their business addresses and principal occupations, including the business addresses and principal occupations of Messrs. Greenberg and Matthews, are set forth in Annex A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for Messrs. Greenberg and Matthews and each other Covered Person is also the address of the principal employer of such person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Sullivan, Tse and Walsh, who are British Subjects, Mr. Marshall A. Cohen, who is a Canadian citizen, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, Mr. Osborne, Ms. Barclay, Mr. Johnson and Ms. Barnes, who are citizens of the United Kingdom and Mr. Zalamea, Ms. Fernando and Mr. Colayco who are citizens of the Republic of the Philippines.

All information provided in this Amendment (including, without limitation, in this Item 2 and Annex A to this Amendment) with respect to Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation, and the Greenberg Joint Tenancy Company and their respective directors and executive officers is provided based solely on the information set forth in the most recent amendment to Schedule 13D relating to AIG Shares filed on March 20, 2007 on behalf of Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company. This information has not been updated to reflect changes in the ownership by such parties of AIG Shares that are disclosed in filings made by one or more of such parties under Section 16 of the Securities Exchange Act of 1934, as amended (“Exchange Act”). In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.

(d) and (e):

2006 Regulatory Settlements

In February 2006, AIG reached a final settlement with the Securities and Exchange Commission (“SEC”), the United States Department of Justice (“DOJ”), the Office of the New York Attorney General (“NYAG”) and the New York State Department of Insurance (“DOI”). The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG made payments or placed amounts in escrow in 2006 totaling approximately $1.64 billion, $225 million of which represented fines and penalties. The following is additional information regarding the settlements.

AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006: (a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933, as amended (“Securities Act”), and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1 of the Exchange Act; (b) ordering AIG to pay disgorgement; and (c) ordering AIG to pay a civil penalty.

In February 2006, AIG and the DOJ entered into a letter agreement. In the letter agreement, the DOJ notified AIG that in its view, AIG, acting through some of its employees, violated federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions. The settlement with the DOJ consists of, among other things, AIG’s cooperating with the DOJ in the DOJ’s ongoing criminal investigation, accepting responsibility for certain of its actions and those of its employees relating to these transactions and paying money into a fund. Also effective February 9, 2006, AIG entered into agreements with the NYAG and the DOI, settling claims under New York’s Martin Act and insurance laws, among other provisions, which were originally brought by the NYAG and the DOI in a civil complaint filed on May 26, 2005.

As part of these settlements, AIG has agreed to retain for a period of three years an independent consultant who will conduct a review that will include the adequacy of AIG’s internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

PNC Settlement

In November 2004, AIG and AIG Financial Products Corp. (“AIGFP”), a subsidiary of AIG, reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. (“PNC”), the marketing of transactions similar to the PNC transactions and related matters.

As part of the settlement, the SEC filed against AIG a civil complaint, based on the conduct of AIG primarily through AIGFP, alleging violations of certain antifraud provisions of the federal securities laws and for aiding and abetting violations of reporting and record keeping provisions of those laws. AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Exchange Act, Exchange Act rules and the Securities Act, ordering disgorgement of fees it received from the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

The DOJ filed against AIGFP PAGIC Equity Holding Corp. (“AIGFP PAGIC”), a wholly owned subsidiary of AIGFP, a criminal complaint alleging that AIGFP PAGIC violated federal securities laws by aiding and abetting securities law violations by PNC, in connection with a transaction entered into in 2001 with PNC that was intended to enable PNC to remove certain assets from its balance sheets. The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million. On January 17, 2006, the court approved an order dismissing the complaint with prejudice. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations.

Item 4.	Purpose of Transaction

Item 4 of this schedule is hereby supplemented as follows:

On March 11, 2005 the Filers adopted a pre-arranged stock trading plan (the “Expired Plan”).  The Expired Plan contemplated the sale of less than 20 percent of their stock over time as part of a long-term strategy for asset diversification and liquidity. The Expired Plan was adopted in accordance with guidelines specified under Rule 10b5-1 of the Securities and Exchange Act of 1934.

The Expired Plan involved 3,000,000 shares, or approximately 18% of the shares beneficially owned by the Filers, at that time. The Expired Plan represents approximately three 3% of the then outstanding common stock. Under the terms of the Expired Plan, the Filers gave their broker the discretion to sell, within stated parameters, up to 3,000,000 shares over an 18-month period, which, if all were sold, would have left the Filers with beneficial ownership of approximately 13,500,000 shares, or more than 80% of their then current holdings.  The Expired Plan expired on December 31, 2006.  There were no sales conducted under the Expired Plan.

On May 21, 2007, AIGGSEF, AIGGEM and GEM Parallel (collectively, the “Funds”) adopted a new pre-arranged stock trading plan (the “New Plan”).  The New Plan was amended on May 31, 2007 to correct technical issues.  The New Plan authorizes the sale of up to eight million shares, approximately 48% of the shares beneficially owned by the Funds, over time as part of a long-term strategy for asset diversification and liquidity.  The New Plan was adopted in accordance with guidelines specified under Rule 10b5-1 of the Securities and Exchange Act of 1934.  Under the terms of the New Plan, the Funds instructed their broker to sell, subject to various price and volume parameters, common shares over a two-year period, which, if all of the shares covered by the New Plan were sold, would leave the Funds with beneficial ownership of approximately fifty-two percent (52%) of their current holdings.  The New Plan expires on May 31, 2009.

Rule 10b5-1 allows stockholders to adopt written pre-arranged stock trading plans subject to certain restrictions. Using these plans, stockholders can gradually diversify their investment portfolios, can spread stock trades out over an extended period of time to reduce market impact of large sale transactions and can avoid concerns about whether they had material, non-public information when they sold their stock. Such plans may be initiated only when the stockholders are not in possession of material and non-public information. The rule allows stockholders adopting such plans to sell shares over a specified period of time, at specific prices in the future, even if subsequent material and non-public information becomes available to them.  Sales of Common Stock by the Funds under the New Plan have been, and, if necessary, will be disclosed as required by applicable law in public filings with the Securities and Exchange Commission, including further amendments to this Schedule 13D.  Except as set forth herein, the Funds do not have plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b):

The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 and is incorporated herein by reference. Such information is based upon 142,632,540 shares of Common Stock issued and outstanding as of July 31, 2007 as reported by the Issuer in its Form 10-Q for the period ended September 30, 2007 filed on November 9, 2007.

(c):

Identity of Person Effecting Transaction	Date of Transaction	Amount of Securities Sold	Price per share	Where/How Transaction was Effected
AIG Global Sports and Entertainment Fund, L.P.	June 20, 2007	300,000	$1.03	10b5-1 Plan
AIG Global Sports and Entertainment Fund, L.P.	June 21, 2007	100,000	$1.0325	10b5-1 Plan
AIG Global Sports and Entertainment Fund, L.P.	June 21, 2007	10,000	$1.04	10b5-1 Plan
AIG Global Emerging Markets Fund, L.L.C.	June 20, 2007	271,200	$1.03	10b5-1 Plan
AIG Global Emerging Markets Fund, L.L.C.	June 21, 2007	90,400	$1.0325	10b5-1 Plan
AIG Global Emerging Markets Fund, L.L.C.	June 21, 2007	9,040	$1.04	10b5-1 Plan
GEM Parallel Fund, L.P.	June 20, 2007	28,000	$1.03	10b5-1 Plan
GEM Parallel Fund, L.P.	June 21, 2007	9,600	$1.0325	10b5-1 Plan
GEM Parallel Fund, L.P.	June 21, 2007	960	$1.04	10b5-1 Plan

Except as set forth herein, none of the Filers, SICO, The Starr Foundation or Starr nor, to the best knowledge of each such Filer, SICO, The Starr Foundation or Starr, their respective Covered Persons has effected any transactions in the Common Stock during the past sixty days.

This Amendment No. 3 does not reflect purchases of Common Stock by subsidiaries of AIG on June 28, 2007, which will be described in a forthcoming Amendment No. 4 to this schedule.

(d) and (e):

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth in this Amendment No. 3 and the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships between any of the Filers or any of the Covered Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.       Joint Filing Agreement by and among the Filers, dated November 7, 2007.

2.       Purchase Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2003).

3.       Certificate of Designation in respect of the Series C Preferred (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2003).

4.       Governance Agreement, dated as of November 4, 2003, by and among the Issuer and each of the Lead Investors (incorporated by reference to Exhibit 99.4 to Amendment No. 2 to the Filers’ 13D, filed with the Securities and Exchange Commission on December 8, 2003).

5.       Registration Rights Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2003).

6.       Amendment No. 1 to the Registration Rights Agreement, dated as of November 21, 2003, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit 99.6 to Amendment No. 2 to the Filers’ 13D, filed with the Securities and Exchange Commission on December 8, 2003).

7.       Written Plan for Trading of Securities, dated May 21, 2007, as amended on May 31, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2007	AIG GLOBAL SPORTS AND ENTERTAINMENT FUND, L.P.

	By:	AIG GSEF, L.P.,
its general partner

	By:	AIG GSEF Investments, Ltd.,
its general partner

	By:	/s/ David K. Yeung
	Name:	David K. Yeung
	Title	Director

Date: November 19 2007	AIG GSEF, L.P.

	By:	AIG GSEF Investments, Ltd.,
its general partner

	By:	/s/ David K. Yeung
	Name:	David K. Yeung
	Title	Director

Date: November 19, 2007	AIG GSEF INVESTMENTS, LTD.

	By:	/s/ David K. Yeung
	Name:	David K. Yeung
	Title	Director

Date: November 19, 2007	AIG CAPITAL PARTNERS, INC.

	By:	/s/ David K. Yeung
	Name:	David K. Yeung
	Title	President and Chief Executive Officer

Date: November 19, 2007	AIG GLOBAL EMERGING MARKETS
FUND, L.L.C.

	By:	AIG CAPITAL PARTNERS, INC.

	By:	/s/ David K. Yeung
	Name:	David K. Yeung
	Title	President and Chief Executive Officer

Date: November 19, 2007	GEM PARALLEL FUND, L.P.

	By:	AIG CAPITAL PARTNERS, INC.

	By:	/s/ David K. Yeung
	Name:	David K. Yeung
	Title:	President and Chief Executive Officer

Date: November 19, 2007	AIG GLOBAL ASSET MANAGEMENT HOLDINGS CORP.

	By:	/s/ Elizabeth Tuck
Name: Elizabeth Tuck
Title: Secretary

Date: November 19, 2007	AIG CAPITAL CORPORATION

	By:	/s/ Kathleen E. Shannon
	Name:	Kathleen E. Shannon
	Title:	Secretary

Date: November 19, 2007	AMERICAN INTERNATIONAL GROUP, INC.

	By:	/s/ Kathleen E. Shannon
	Name:	Kathleen E. Shannon
	Title:	Senior Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Filers, dated November 7, 2007.

99.2

Purchase Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2003).

99.3

Certificate of Designation in respect of the Series C Preferred (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2003).

99.4

Governance Agreement, dated as of November 4, 2003, by and among the Issuer and each of the Lead Investors (incorporated by reference from Exhibit 99.4 to Amendment No. 2 to the Filers’ Schedule 13D, filed with the Securities and Exchange Commission on December 8, 2003).

99.5

Registration Rights Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2003).

99.6

Amendment No. 1 to the Registration Rights Agreement, dated as of November 21, 2003, by and among the Issuer and each of the Investors (incorporated by reference from Exhibit 99.6 to Amendment No. 2 to the Filers’ Schedule 13D, filed with the Securities and Exchange Commission on December 8, 2003).

99.7	Written Plan for Trading of Securities, dated May 21, 2007 and amended on May 31, 2007.

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN INTERNATIONAL GROUP, INC.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
Marshall A. Cohen	Director	Cassels, Brock & Blackwell 40 King Street West, 20th Floor Toronto, Ontario M5H 3C2
Martin S. Feldstein	Director	National Bureau of Economic Research, Inc. 1050 Massachusetts Avenue Cambridge, MA 02138
Ellen V. Futter	Director	American Museum of Natural History Central Park West at 79th Street New York, NY 10024
Steven L. Hammerman	Director	c/o 70 Pine Street New York, NY 10270
Richard C. Holbrooke	Director	Perseus LLC 1235 Avenue of the Americas New York, NY 10019
Fred H. Langhammer	Director	767 Fifth Avenue New York, NY 10153
George L. Miles	Director	4802 Fifth Avenue Pittsburgh, PA 15213
Morris W. Offit	Director	65 East 55th Street New York, NY 10022
James F. Orr III	Director	420 Fifth Avenue New York, NY 10018
Virginia M. Rometty	Director	Route 100, Mail Drop 2275, Building 2 Somers, NY 10589
Martin J. Sullivan	Director and Executive OfficerOfficer	70 Pine Street New York, NY 10270
Michael H. Sutton	Director	70 Pine Street New York, NY 10270
Edmund S.W. Tse	Director and Executive Officer	American International Assurance Co., Ltd.1 Connaught Central Road, Hong Kong
Robert B. Willumstad	Director	277 Park Avenue New York, NY 10172
Frank G. Zarb	Director	390 Park Avenue New York, NY 10022
Dr. Jacob A. Frenkel	Executive Officer	70 Pine Street New York, NY 10270
Frank G. Wisner	Executive Officer	70 Pine Street New York, NY 10270
Steven J. Bensinger	Executive Officer	70 Pine Street New York, NY 10270
Anastasia D. Kelly	Executive Officer	70 Pine Street New York, NY 10270
Rodney O. Martin, Jr.	Executive Officer	70 Pine Street New York, NY 10270
Kristian P. Moor	Executive Officer	175 Water Street New York, NY 10038
Win J. Neuger	Executive Officer	70 Pine Street New York, NY 10270
Robert M. Sandler	Executive Officer	70 Pine Street New York, NY 10270
Nicholas C. Walsh	Executive Officer	70 Pine Street New York, NY 10270
Jay S. Wintrob	Executive Officer	AIG Retirement Services, Inc., 1999 Avenue of the Stars Los Angeles, CA 90067
William N. Dooley	Executive Director	70 Pine Street New York, NY 10270
David L. Herzog	Executive Officer	70 Pine Street New York, NY 10270
Andrew J. Kaslow	Executive Officer	70 Pine Street New York, NY 10270
Robert E. Lewis	Executive Officer	70 Pine Street New York, NY 10270
Brian T. Schreiber	Executive Officer	70 Pine Street New York, NY 10270

AIG GLOBAL ASSET MANAGEMENT HOLDINGS CORP.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
Win J. Neuger	Chairman of the Board of Directors, Chief Executive Officer	70 Pine Street, New York, New York 10270
Hans Karl-Erik Danielsson	Director	70 Pine Street, New York, New York 10270
Richard W. Scott	Director, Senior Managing Director	70 Pine Street, New York, New York 10270
Jeffrey Hurd	Chief Administrative Officer	70 Pine Street, New York, New York 10270
Steven Guterman	Senior Managing Director	70 Pine Street, New York, New York 10270
Eduardo Leemann	Senior Managing Director	70 Pine Street, New York, New York 10270
Peter C. Adamczyk	Managing Director	70 Pine Street, New York, New York 10270
Thomas F. Belthoff	Managing Director	70 Pine Street, New York, New York 10270
Richard S. Biegen	Managing Director	70 Pine Street, New York, New York 10270
Braden Bledsoe	Managing Director	70 Pine Street, New York, New York 10270
Robert K. Conry	Managing Director	70 Pine Street, New York, New York 10270
Andrew Cortese	Managing Director	70 Pine Street, New York, New York 10270
Brian G. Dooley	Managing Director	70 Pine Street, New York, New York 10270
Alan C. Fields	Managing Director	70 Pine Street, New York, New York 10270
Shelly Flesher	Managing Director	70 Pine Street, New York, New York 10270
David Giroux	Managing Director	70 Pine Street, New York, New York 10270
Clinton B. Grobler	Managing Director	70 Pine Street, New York, New York 10270
Laura Hancock	Managing Director	70 Pine Street, New York, New York 10270
Greg Hartmann	Managing Director	70 Pine Street, New York, New York 10270
Patricia M. Hennessy	Managing Director	70 Pine Street, New York, New York 10270
Ronald E. Holmes	Managing Director	70 Pine Street, New York, New York 10270
John P. Hornbostel	Managing Director	70 Pine Street, New York, New York 10270
John D. Livingston	Managing Director	70 Pine Street, New York, New York 10270
Brian McLoone	Managing Director	70 Pine Street, New York, New York 10270
Concetta B. Miller	Managing Director	70 Pine Street, New York, New York 10270
Erik Mogavero	Managing Director	70 Pine Street, New York, New York 10270
Robert J. Morello	Managing Director	70 Pine Street, New York, New York 10270
Michael R. Obley	Managing Director	70 Pine Street, New York, New York 10270
Brian T. Schreiber	Managing Director	70 Pine Street, New York, New York 10270
Phil Slaughter	Managing Director	70 Pine Street, New York, New York 10270
Heidi Walker	Managing Director	70 Pine Street, New York, New York 10270
Steven Weinreb	Managing Director	70 Pine Street, New York, New York 10270

AIG CAPITAL PARTNERS, INC.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
Win J. Neuger	Chairman of the board of Directors	(See Above)
David K. Yeung	President and CEO	599 Lexington avenue, 24th Floor New York, New York 10022
Brian G. Dooley	Treasurer and Comptroller	599 Lexington avenue, 24th Floor New York, New York 10022
Robin Berger	Chief Compliance Officer	599 Lexington avenue, 24th Floor New York, New York 10022

AIG GSEF INVESTMENTS, LTD.
DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
David K. Yeung	Director	(see Above)

AIG CAPITAL CORPORATION

DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
Steven J. Bensinger	Director	(See Above)
William N. Dooley	Director and President	(See Above)
Anastasia D. Kelly	Director	(See Above)
Win J. Neuger	Director	(See Above)
Alan M. Pryor	CFO	70 Pine Street, New York, New York 10270
Elias Habayeb	Chief Administrative Officer	70 Pine Street, New York, New York 10270

STARR INTERNATIONAL COMPANY, INC.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
Maurice R. Greenberg	Chairman of the Board and Director	399 Park Avenue, 17th Floor New York, NY 10022
Joseph C.H. Johnson	President and Director	101 First Street Hamilton, Bermuda HM 12
Edward E. Matthews	Managing Director and Director	399 Park Avenue, 17th Floor New York, NY 10022
Houghton Freeman	Director	499 Taber Hill Road Stowe, VT 05672
Lawrence S. Greenberg	Director	399 Park Avenue, 17th Floor New York, NY 10022
Bertil P-H Lundquist	Director	399 Park Avenue, 17th Floor New York, NY 10022
R. Kendall Nottingham	Director	435 Seaspray Avenue Palm Beach, Florida 33480
Howard I. Smith	Director	399 Park Avenue, 17th Floor New York, NY 10022
John J. Roberts	Director	Concordia Farms P.O. Box 703 Easton, MD 21601
Ernest Stempel	Director	70 Pine Street New York, NY 10270
Cesar Zalamea	Director	Suite 1405-7 Two Exchange Square, 8 Connaught Place Central, Hong Kong

C.V. STARR & CO., INC.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
Maurice R. Greenberg	Chairman of the Board, Director and Chief Executive Officer	(See Above)
Howard I. Smith	Vice Chairman-Finance and Secretary and Director	(See Above)
Edward E. Matthews	President and Director	(See Above)
Houghton Freeman	Director	(See Above)
John J. Roberts	Director	(See Above)
Bertil P-H Lundquist	Director	(See Above)
Lawrence S. Greenberg	Director	(See Above)

UNIVERSAL FOUNDATION, INC.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
Stuart Osborne	President and Director	Mercury House 101 Front Street Hamilton HM 12, Bermuda
Eligia G. Fernando	Director	Mercury House 101 Front Street Hamilton HM 12, Bermuda
Cesar C. Zalamea	Director	(See Above)
Aloysius B. Colayco	Director	Argosy Partners 8th Floor, Pacific Star Building Makati City, Philippines
Jennifer Barclay	Secretary	Mercury House 101 Front Street Hamilton HM 12, Bermuda
Margaret Barnes	Treasurer	Baarerstrasse 101 CH-6300, Zug, Switzerland

THE MAURICE R. AND CORRINE P. GREENBERG FAMILY FOUNDATION, INC.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
Maurice R. Greenberg	Chairman and Director	(See Above)
Corrine P. Greenberg	President and Director	399 Park Avenue, 17th Floor New York, New York 10022
Jeffrey W. Greenberg	Vice President and Director	399 Park Avenue, 17th Floor New York, New York 10022
Evan G. Greenberg	Vice President and Director	399 Park Avenue, 17th Floor New York, New York 10022
Lawrence S. Greenberg	Vice President and Director	(See Above)
Shake Nahapetian	Treasurer	399 Park Avenue, 17th Floor New York, New York 10022

THE MAURICE R. AND CORRINE P. GREENBERG JOINT TENANCY CORPORATION, INC.

DIRECTOR AND EXECUTIVE OFFICER

Name	Position	Address
Maurice R. Greenberg	Chairman, CEO, President, Treasurer, Secretary and Director	(See Above)